July 31, 2023

Mr. Raymond Be

Advisor Attorney

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Formidable ETF

Formidable Dividend and Income ETF

Formidable Fortress ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust”) to the comments of the staff of the U.S. Securities and Exchange Commission that were provided to Randy Legg of Practus, LLP on July 24, 2023. The comments related to post-effective amendment (“PEA”) No. 52 to the registration statement of the Trust, which was filed on May 30, 2023 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed solely for the purpose of making changes to the name and the principal investment strategies and risks of Formidable Dividend and Income ETF, one of three series in the Trust. The other two series are identified above (and each is referred to as a “Fund” and together with Formidable Dividend and Income ETF, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Preliminary or General Comments

•	Please file this comment response letter on EDGAR at least five days prior to making the 485(b) filing.
•	Please send via email to Raymond Be redlined or marked pages of revised disclosure.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Funds.

Response: The Trust will file this comment response letter on EDGAR and send revised, marked pages to Mr. Be. However, because the comments were not received until a few days prior to the effective date of the 485(a) filing and the upcoming annual amendment that would be filed pursuant to Rule 485(b), the Trust is not able to satisfy your request to file the comment response letter at least five days prior to making the 485(b) filing; the Trust will work with the staff to ensure comments are addressed in any necessary subsequent 497(c) submission of the definitive versions of the Funds’ prospectus and statement of additional information . New or revised disclosure in one section that is similar to other Funds or in other sections has been applied consistently to each Fund and throughout the registration statement.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Formidable ETF

1.	Comment: In the first sentence under Principal Investment Strategies, please briefly explain what is meant by “other equity investments or ownership interests in business enterprises.”

Response: This disclosure has been deleted.

2.	Comment: The fifth paragraph discusses the Fund’s use of derivatives. Please explain in more detail the Fund’s strategy relating to derivatives for enhancing returns and producing income as opposed to for hedging purposes.

Response: The disclosure has been revised to provide more detail on the Fund’s strategy relating to derivatives.

3.	Comment: In the Principal Risks section, please explain in the disclosure whether and how investments in special purpose acquisition companies (SPACs) are a principal strategy. If investments in SPACs are not a principal strategy it should not be an Item 4 disclosure; therefore, please move this risk disclosure to later in the prospectus.

Response: Making investments in SPACs is not part of the principal investment strategies of the Fund. Accordingly, the disclosure has been removed from the Item 4 disclosure.

Formidable Dividend & Income ETF

4.	Comment: Please explain supplementally how the investment objective of seeking “long-term capital appreciation” is consistent with the terms: “Dividend” and “Income” in the Fund’s name.

Response: The Registrant has changed the Fund’s investment objective. The Fund’s new investment objective is to seek income and long-term capital appreciation.

5.	Comment: In the first sentence under Principal Investment Strategies, please briefly explain what is meant by “other equity investments or ownership interests in business enterprises.”

Response: This disclosure has been deleted.

6.	Comment: Under Principal Investment Strategies, please explain supplementally how the first bullet point regarding the Fund targeting “an equity yield 200 basis points greater than 10-year U.S. Treasury” is not discussing possible future gains and therefore fails to comply with Rule 156(b)(2) under the Securities Act of 1933.

Response: This disclosure has been deleted.

7.	Comment: Please explain in more detail the Fund’s strategy relating to derivatives for enhancing returns and producing income as opposed to for hedging purposes.

Response: The disclosure has been revised to provide more detail on the Fund’s derivatives strategy.

8.	Comment: Please confirm whether the Fund has outside or unaffiliated shareholders. If yes, the staff will have additional comments or requests regarding the impact of the planned changes on existing shareholders. If there are not any outside or unaffiliated shareholders, no further response is necessary.

Response: The Fund has not commenced operations at this time, and the Trust confirms the Fund does not have any shareholders at this time.

Formidable Fortress ETF

9.	Comment: Please discuss in more detail the Fund’s derivatives strategy.

Response: The disclosure has been revised to provide more detail on the Fund’s derivatives strategy.

10.	Comment: In the section titled Principal Investment Strategies, the fourth paragraph describes the Fund’s use of derivatives, including how the Fund will “cover” the position by “either continuing to own the security on which the option was written or by otherwise segregating assets sufficient to satisfy applicable regulatory requirements.” Please explain how segregating assets constitutes a “covered call” strategy or revise the disclosure as appropriate. In addition, to the extent this disclosure is intended to describe the staff’s position on derivatives, please update the disclosure to reflect the adoption of Rule 18f-4.

Response: The disclosure has been revised to remove the referenced statement regarding segregating assets sufficient to satisfy applicable regulatory requirements with respect to covered call options. Disclosure has been included in the prospectus that the Fund has adopted policies and procedures pursuant to Rule 18f-4 under the Investment Company Act of 1940 relating to the use of derivatives.

11.	Comment: Under “Principal Risks” on page 24, please revise the discussion of “Asset Segregation Risk” to reflect the adoption of Rule 18f-4.

Response: This referenced disclosure concerning “Asset Segregation Risk” has been deleted, and the Fund has included under the heading “Derivatives Risk” a statement that in order to manage derivatives risk, the Fund has adopted policies and procedures pursuant to Rule 18f-4 under the Investment Company Act of 1940.

12.	Comment: In the sub-section titled “Principal Investment Strategies” under the section titled “Additional Information About the Funds’ Investments,” the disclosure states that large- and mid-capitalization companies are those with a market capitalization over $5 billion. However, earlier in the prospectus, there are several references to the market capitalization threshold being $10 billion. Please harmonize the threshold amounts so they are consistent.

Response: This disclosure has been revised to be consistent with the prior references to $10 billion.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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